Exhibit 99.5

AstraZeneca to buy RSV vaccine maker Icosavax for $1.1 bln

Reuters

12.12.23

Yadarisa Shabong

Dec 12 (Reuters) - AstraZeneca (AZN.L) said on Tuesday it had agreed to buy respiratory syncytial virus (RSV) vaccine developer Icosavax (ICVX.O) in a deal valued at up to $1.1 billion.

Icosavax is developing a combination vaccine candidate targeting RSV and human metapneumovirus (hMPV). RSV is a leading cause of pneumonia in toddlers and the elderly, while hMPV causes very similar respiratory tract infections.

The cash deal aimed at bolstering AstraZeneca's drugs pipeline values U.S.-listed Icosavax at $15 a share, plus up to $5 a share if certain milestones are met.

AstraZeneca made its first foray into vaccines by co-developing the COVID-19 shot with Oxford University. It set up a separate vaccine and antibody therapy division in late 2021.

The upfront payment by AstraZeneca represents a premium of about 43% to Icosavax's last close. Shares in Icosavax rose 45% to $15.25 in U.S. premarket trading.

"This combination of RSV and hMPV is a really powerful combination because they have a common structural biology ... and also overlapping seasons," said Iskra Reic, AstraZeneca Executive Vice President, Vaccines & Immune Therapies.

The potential combination vaccine would add to AstraZeneca's existing RSV portfolio, which includes Beyfortus, a drug developed along with Sanofi (SASY.PA) and could be the Cambridge-based firm's first RSV vaccine.

It would also compete with GSK (GSK.L), whose Arexy shot was approved in the United States in May, and Pfizer. GSK had forecast its recently launched shot will top 1 billion pounds in its first year.